

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2014

Via Email
Rex S. Jackson
Executive Vice President and Chief Financial Officer
JDS Uniphase Corporation
430 North McCarthy Boulevard
Milpitas, California 95035

  Re: **JDS Uniphase Corporation**
    Form 10-K for the Fiscal Year Ended June 29, 2013
    Filed August 23, 2013
    File No. 000-22874

Dear Mr. Jackson:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 29, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Net Revenue, page 45

1. We see on page 47 the significance of revenues from outside of the United States. You also disclose that you expect revenues from customers outside of North America to continue to be an important part of your overall net revenue and an increasing focus for net revenue growth opportunities. In light of the significance of revenues from outside of the United States, in future filings, to the extent important to an understanding of your revenues, please identify and describe reasons for significant changes in foreign revenues, including any particular foreign countries where your revenues are material.

(Benefit from) Provision for Income Tax, page 53

2.   We see the significance of the release of the deferred tax valuation allowance on the provision for income taxes in 2013. We also see your disclosure that prior to 2013 there was "continued economic uncertainty in the industry in the foreign jurisdiction specifically and reorganization activity that would adversely affect the foreign subsidiary's future operations and profitability on a continuing basis in future years…" Please help us better understand your accounting analysis by responding to the following:

   • Describe the specific factors that alleviated the economic uncertainty in the industry in the foreign jurisdiction.
   • Describe the nature and resolution of the reorganization activity that you previously believed would adversely affect future profitability of the foreign subsidiary.
   • Clarify the period over which the cumulative pre-tax earnings of the foreign subsidiary accumulated. For instance, clarify whether the foreign subsidiary was profitable in each 2013, 2012 and 2011.
   • Clarify why you believe your forecasts of future pre-tax earnings are reasonable.

   Overall, please more fully describe to us the positive and negative evidence you evaluated in reaching your accounting determination under ASC 718.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 66

3.   We refer to the first sentence of the audit which states that the financial statements listed in the index under Item 15 "present fairly, in all material respects, the financial position of JDS Uniphase Corporation and its subsidiaries at June 29, 2013 and June 30, 2012, and the statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended June 29, 2013 in conformity with accounting principles generally accepted in the United States of America." Please have your auditors explain to us how the underlined language considers the guidance from AU 508.08(h). Under the cited guidance, the audit report should express an opinion as to whether the financial statements present fairly, in all material respects, the financial position of the company as of the balance sheet dates and the results of its operations and its cash flows for the applicable periods then ended in conformity with accounting principles generally accepted in the United States of America.

Note 8. Goodwill, page 98

4.   Under Impairment of Goodwill you disclose that: "Under the qualitative assessment of the authoritative guidance for impairment testing, the Company concluded that it was not more likely than not that the fair value of the reporting units that currently have goodwill recorded exceeded its carrying amount."   If you concluded that it was not more likely than not that the fair values exceeded the carrying amounts for the relevant reporting

units, please tell us why you did not complete the remainder of the two-step impairment evaluation.

Note 18. Operating Segments and Geographic Information, page 130

5.   We see from your Business description in Item 1, Management's Discussion and Analysis in Item 7 and your earnings calls that you identify various product lines in connection with the description of your operations and segments. Please tell us how you evaluated the guidance from ASC 280-10-50-40 in assessing whether the notes to your financial statements should include disclosure about revenues from product lines.

6.   We see the significance of your sales outside of the United States. Please describe to us your consideration of the guidance from ASC 280-10-50-41 in assessing whether you should disclose revenues attributed to any particular foreign countries. Under the cited guidance, if revenues from external customers attributed to an individual foreign country are material, those revenues should be disclosed separately.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief